1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 9, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC February 2012 Sales Report

Hsinchu, Taiwan, R.O.C. – March 9, 2012 – TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for February 2012: On an unconsolidated basis, net sales were approximately NT$33.58 billion, a decrease of 1.4 percent over January 2012 and an increase of 5.8 percent over February 2011. Revenues for January through February 2012 totaled NT$67.64 billion, an increase of 2.2 percent compared to the same period in 2011.

On a consolidated basis, net sales for February 2012 were approximately NT$33.86 billion, a decrease of 2.1 percent over January 2012 and an increase of 3.6 percent over February 2011. Consolidated revenues for January through February 2012 totaled NT$68.42 billion, an increase of 0.5 percent compared to the same period in 2011.

TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)

Period	February 2012	January 2012	M-o-M Increase (Decrease) %	February 2011	Y-o-Y Increase (Decrease) %	January through February 2012	January through February 2011	Y-o-Y Increase (Decrease) %
Net Sales	33,584	34,053	(1.4)	31,754	5.8	67,638	66,178	2.2

*	Year 2012 figures have not been audited.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

Period	February 2012	January 2012	M-o-M Increase (Decrease) %	February 2011	Y-o-Y Increase (Decrease) %	January through February 2012	January through February 2011	Y-o-Y Increase (Decrease) %
Net Sales	33,856	34,569	(2.1)	32,691	3.6	68,424	68,062	0.5

*	Year 2012 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

March 9, 2012

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Feb. 2012.

1) Sales volume (in NT$ thousands)

Period	Items	2012	2011
Feb.	Net sales	33,584,499	31,753,825
Jan.-Feb.	Net sales	67,637,590	66,177,999

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	Feb.	Bal. as of period end
TSMC Partners *	34,230,253	176,448	8,410,688

*	Borrowers include TSMC China, TSMC Solar, and TSMC Solid State Lighting, which are all TSMC’s subsidiaries.

3) Endorsements and guarantees (in NT$ thousands) : None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	7,448,005	975,605
	Mark to Market Profit/Loss	(186,318)	4,682
	Unrealized Profit/Loss	(201,242)	4,682
Expired Contracts	Notional Amount	11,305,414	916,915
	Realized Profit/Loss	66,961	(810)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries – TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	3,857,058	—
	Mark to Market Profit/Loss	(2,188)	—
	Unrealized Profit/Loss	8,420	—
Expired Contracts	Notional Amount	24,478,701	—
	Realized Profit/Loss	(11,165)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries – TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	61,571	—
	Mark to Market Profit/Loss	(132)	—
	Unrealized Profit/Loss	(898)	—
Expired Contracts	Notional Amount	1,545,000	—
	Realized Profit/Loss	(474)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries – TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	204,724	603,430
	Mark to Market Profit/Loss	(1,464)	(2,357)
	Unrealized Profit/Loss	(1,402)	(2,298)
Expired Contracts	Notional Amount	272,231	663,683
	Realized Profit/Loss	(2,793)	(11,332)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries – TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	57,799	315,901
	Mark to Market Profit/Loss	(172)	(704)
	Unrealized Profit/Loss	(178)	(644)
Expired Contracts	Notional Amount	48,181	504,264
	Realized Profit/Loss	(633)	(7,288)
Equity price linked product (Y/N)		N	N